EXHIBIT ______

SUBSIDIARIES OF ATLAS ENERGY RESOURCES, LLC

Name	Jurisdiction
Atlas America, LLC	Pennsylvania
Atlas Energy Operating Company, LLC	Delaware
Atlas Noble, LLC	Delaware
AER Pipeline Construction, Inc.	Delaware
Viking Resources, LLC	Pennsylvania
AIC, LLC	Delaware
Atlas Energy Ohio, LLC	Ohio
Atlas Resources, LLC	Pennsylvania
Anthem Securities, Inc.	Pennsylvania
Resource Energy, LLC	Delaware
Resource Well Services, LLC	Delaware
REI-NY, LLC	Delaware